Filed by Vignette Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: OnDisplay,Inc.
                                                   Commission File No.000-28455


           ONDISPLAY STOCKHOLDERS TENDER 90% OF OUTSTANDING SHARES TO
                             VIGNETTE CORPORATION

   VIGNETTE EXTENDS TENDER OFFER FOR ONDISPLAY FOR ONE DAY, TO JUNE 30, 2000,
                  AND EXPECTS TO CLOSE OFFER ON JULY 1, 2000

Austin, TX, June 30, 2000 -- Vignette Corporation (Nasdaq: VIGN) announced today that, as of midnight on Thursday, June 29, 2000, stockholders of OnDisplay (Nasdaq: ONDS) had tendered into the offer 20,463,113 shares of OnDisplay common stock, which represents 90.1% of OnDisplay's outstanding common stock. An additional 1,339,291 shares have been tendered through notices of guaranteed delivery.

Vignette also announced that Vignette's wholly-owned subsidiary, Wheels Acquisition Corp., is extending the offer to acquire all outstanding shares of common stock of OnDisplay until 5:00 PM, New York City time, on Friday, June 30, 2000. The extension will allow for Vignette to obtain final listing approval from Nasdaq of the Vignette shares to be issued in the transaction, which approval is expected to be obtained today. Vignette expects to close the offer and accept the tendered OnDisplay shares on July 1, 2000.

As a consequence of the extension of the expiration date, holders of OnDisplay common stock may tender or withdraw shares until 5:00 PM, New York City time, on Friday, June 30, 2000, unless the offer is further extended. The offer was previously scheduled to expire at midnight on Thursday, June 29, 2000.

About Vignette Corporation
Vignette Corporation is the leading supplier of eBusiness applications. Vignette's products enable businesses to create and extend relationships with prospects and customers and ease high-volume transaction exchanges with suppliers and partners, all of which enhances customer satisfaction. Vignette powers more than 650 leading eBusinesses. Headquartered in Austin, Texas, Vignette Corporation has offices located throughout Europe, Asia, and in Australia and can be found on the Web at http://www.vignette.com.

OnDisplay stockholders are urged to read the prospectus and the solicitation / recommendation statement relating to the offer. These documents contain important information. OnDisplay stockholders can obtain these documents, as well as the Vignette documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://www.sec.gov. These documents are also available from Vignette without charge upon request to its information agent, MacKenzie Partners, Inc., 156 Fifth Avenue New York, NY 10010, (212) 929-5500 or call toll free (800) 322-2885.